-----------
   FORM 4                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
-----------                                          WASHINGTON, D.C. 20549

                                          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|CHECK THIS BOX IF NO
   LONGER SUBJECT TO
   SECTION 16.  FORM 4
   OR FORM 5 OBLIGATIONS
   MAY CONTINUE.  SEE
   INSTRUCTION 1(B).

                   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
---------------------------------------------  ----------------------------------  -------------------------------------------------
1. Name and Address of Reporting Person*       2. Issuer Name and Ticker or         6. Relationship of Reporting Person(s) to Issuer
                                                 Trading Symbol                                     (Check all applicable)

 Schrader, William L.                          PSINet Inc. - "PSIXE"                X   Director                     10% Owner
---------------------------------------------  -----------------  ---------------   ---                           ---
 (Last)      (First)       (Middle)            3. I.R.S.          4. Statement for
                                                  Identification     Month/Year     ---  Officer (give title      --- Other (specify
 c/o PSINet Inc.                                  Number of                              below)                       below)
 44983 Knoll Square                               Reporting          May 2001
                                                  Person, if an
                                                  entity
                                                  (Voluntary)                                ______________________________

--------------------------------------------- -----------------------------------  -------------------------------------------------
            (Street)                          5. If Amendment,                      7. Individual or Joint/Group Filing (Check
                                                 Date of Original                                applicable line)
 Ashburn, VA 20147                               (Month/Year)
                                                                                     X   Form filed by One Reporting Person
                                                                                   ------
                                                                                        Form filed by More than One Reporting Person
                                                                                  -----

---------------------------------------------- -------------------------------------------------------------------------------------
(City)      (State)      (Zip)
                                                 TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

----------------------  --------------------- --------------- --------------------- -------------  -------------------- ------------
1. Title of Security    2. Transaction Date     3.              4. Securities        5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)              (Month/Day/Year)     Transaction        Acquired(A) or       Securities        Form:           Indirect
                                                Code               Disposed of (D)      Beneficially      Direct (D)      Beneficial
                                                (Instr. 8)         (Instr. 3,           Owned at End      or              Ownership
                                                                   4 and 5)             of Month          Indirect (I)    Instr. 4)
                                                                                        (Instr.
                                                                                        3 and 4)
-------------------------- ----------- ------- ---- -------------- -------- --------- ----------------- ---------------- -----------
                                             Code   V      Amount      (A) or     Price
                                                                        (D)
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value     5/15/01     S             3,140      (D)(1)      $.09
------------------------------ ----------- ------  --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value     5/15/01     S            17,500      (D)(1)     $.091
------------------------------ ----------- ------  --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value     5/15/01     S             14,500      (D)(1)     $.093
------------------------------ ----------- ------  --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value     5/14/01     S            400,000     (D)(1)     $.0958
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ----------------------------
Common Stock, $.01 par value     5/15/01     S          1,000,000      (D)(1)     $.0815
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value     5/16/01     S             500,000     (D)(1)     $.0609
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value     5/10/01     S             107,882     (D)(2)     $.1005
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value     5/14/01     S             50,941      (D)(2)     $.0960
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value     5/10/01     S             40,000      (D)(2)     $.0938
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value     5/09/01     S             14,941      (D)(2)     $.1000
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ------------- --------------
Common Stock, $.01 par value     5/10/01     S            107,882      (D)(2)     $.0964    221,084(3)      (I)           By Spouse
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ------------- ---------------
Common Stock, $.01 par value                                                                 2,000(4)      (D)
------------------------------ ----------- ------- --- -------------- -------- ---------- ------------ ------------- ---------------
Series C Preferred Stock, $.01
par value                        5/15/01     S                  5,000  (D)(1)     $1.65      0
------------------------------------------ ------- --- -------------- -------- ---------- ------------ ------------- ---------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)



---------------- --------------- ---------------- -------------- ---------------
1. Title of       2. Conversion   3. Transaction  4. Trans-      5.Number of
    Derivative        or             Date            action Code   Derivative
    Security          Exercise       (Month/         (Instr. 8)    Securities
   (Instr. 3)         Price of       Year)                         Acquired (A)
                      Derivative                                   or Disposed
                      Security                                     of (D)(Instr.
                                                                   3, 4, and 5)




                                                  ----- -------- ------ --------


                                                   Code    V      (A)     (D)


---------------- --------------- ---------------- ----- --------- ----- --------


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---------------- --------------- ---------------- ----- --------- ----- --------

------------------       -----------------------  ------------- ---------------- ---------------- ---------------
   6. Date                7.  Title and Amount   8. Price of     9.Number of     10. Ownership    11. Nature
     Exercisable          of Underlying             Derivative    Derivative         Form of          of
     and                  Securities                Security      Securities         Derivative       Indirect
     Expiration           (Instr. 3 and 4)          (Instr. 5)    Beneficially       Security:        Beneficia
     Date (Month/                                                 Owned at           Direct           Ownernship
     Day/Year)                                                    End of Month       (D) or           (Instr. 4)
                                                                  (Instr. 4)         Indirect
                                                                                     (I)
                                                                                     (Instr. 4)


------------ -----------    -------- -----------
Date         Expiration      Title      Amount
Exercisable  Date                        or
                                       Number
                                       of
                                       Shares

------------------       -----------------------  ------------- ---------------- ---------------- ---------------

------------------       -----------------------  ------------- ---------------- ---------------- ---------------


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
EXPLANATION OF RESPONSES:

(1) These shares were sold by the wife of the Reporting Person. The Reporting Person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Person was the beneficial owner of such shares for purposes of Section 16 or any other purpose.
(2) These shares were held in trust for the benefit of the Reporting Person's children, of which the Reporting Person's wife is trustee, and were sold by the trust. The Reporting Person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Person was the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(3) The reporting person disclaims beneficial ownership of these shares which are held by his wife and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for purposes of Section 16 or any other purpose.
(4) These shares are held by the Reporting Person and his spouse as joint tenants with the rights of survivorship.



         /s/ William L. Schrader                        06/08/2001
        ------------------------------------            ----------
        **Signature of Reporting Person Date            Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note:  File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, SEE Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not Page 2 required to respond unless the form displays a currently valid OMB Number SEC 1474 (7-97)